UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02052200

NO ACT
P.E 8-6-02
1-32-02372

DIVISION OF
CORPORATION FINANCE

August 22, 2002

Daniel Cooperman
Senior Vice President,
General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
M/S 5op7
Redwood Shores, CA 94065

Act 1934
Section
Rule 14A-8
Public Availability 8/22/2002

Re: Oracle Corporation
Incoming letter dated August 6, 2002

PROCESSED
AUG 28 2002
THOMSON
FINANCIAL

Dear Mr. Cooperman:

This is in response to your letter dated August 6, 2002 concerning the shareholder proposals submitted to Oracle by Lewis S. Clark, PhD. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Lewis S. Clark, PhD
120 Camp Road
Middlebury, CT 06762

CR

ORACLE®

DANIEL COOPERMAN
Senior Vice President
General Counsel & Secretary

Oracle Corporation
500 Oracle Parkway
M/S 5op7
Redwood Shores
California 94065

phone 650.506.5500
fax 650.633.1813

August 6, 2002

VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 0 7 2002 WASH, D.C. 154 SECTION
OFFICE OF CHIEF COUNSEL CORPORATION FINANCE
2002 AUG -9 AM 11:21
RECEIVED

Re: Securities Exchange Act of 1934, Rule 14a-8; Stockholder Proposal of Lewis S. Clark

Ladies and Gentlemen:

This letter is to inform you that Oracle Corporation (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a stockholder proposal (the "Proposal") received from Lewis S. Clark (the "Proponent"). The Proponent's letter setting forth the Proposal is attached hereto as **Attachment A** (the "Proponent Letter").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2002 Proxy Materials

RULES 14a-8(e) and 14a-8(f)– PROPONENT FAILED TO TIMELY SUBMIT THE PROPOSAL

A company may exclude a proposal if the proponent fails to follow the procedural requirements of Rule 14a-8. *See* Rule 14a-8(f). Under Rule 14a-8(e), a proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting.

The date of the Company's proxy statement released to stockholders in connection with the Company's 2001 Annual Meeting of Stockholders (the "2001 Proxy Statement") was September 5, 2001. Accordingly, the deadline for submitting a proposal for inclusion in the 2002 Proxy Materials was May 8, 2002. This deadline was clearly set forth in the 2001 Proxy

Statement. The Company received the Proponent Letter, dated July 11, 2002, on July 17, 2002, 70 days after the deadline. Because the Proponent failed to timely submit the Proposal, the Company may properly exclude the Proposal from the Company's 2002 Proxy Materials.

For the foregoing reason, we respectfully request that the Staff of the Division of Corporation Finance concur in our opinion that the Company may properly exclude the Proposal from its 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 506-5500, or Cisco Villalta, Corporate Counsel, at (650) 506-5100, if we may be of any further assistance in this matter.

Sincerely,

Daniel Cooperman
Senior Vice President,
General Counsel & Secretary

cc: Lewis S. Clark (via overnight courier)

Attachment A

120 Camp Road
Middlebury, CT 06762
July 11, 2002

Daniel Cooperman, SVP and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, CA 94065

RECEIVED
JUL 17 2002
OFFICE OF THE GENERAL COUNSEL

Dear Mr. Cooperman:

Oracle has a Finance and Audit Committee (one and the same) consisting of directors Berg, Boskin, and Lucas. These directors make financial policy decisions regarding financial matters and, subsequently, these directors review the same financial decisions while performing audit-related duties.

I would like the following to be voted on by proxy at the next annual meeting.

Oracle shall establish an Audit Committee which is separate from the present Finance and Audit Committee.

/___/ Yes /___/ No

I purchased shares of Oracle in 9/01 and plan to hold at least $2,000 market value of said shares for the period through the next annual meeting which I have scheduled to attend. See broker bill.

Reason:

One of the main tenants of a sound audit policy requires separation (a fire wall) between the individuals making financial decisions and those checking to insure all financial accounts are fairly stated and all financial systems operate properly.

Very truly yours,

Lewis S. Clark, Ph.D. Econ.

Lewis S. Clark, Ph.D. Econ.
120 Camp Road
Middlebury, CT 06762

HARTFORD CT 06101
PM
15 JUL
2002


3c USA
34

Daniel Cooperman, SVP and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, CA 94065

94065+1675 01

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Oracle Corporation
Incoming letter dated August 6, 2002

The proposal relates to the creation of an audit committee.

There appears to be some basis for your view that Oracle may exclude the proposal under rule 14a-8(e)(2) because Oracle received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Oracle omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Keir Devon Gumbs
Special Counsel